Reinhart Boerner Van Deuren s.c. P.O. Box 2965 Milwaukee, WI 53201-2965
1000 North Water Street Suite 1700 Milwaukee, WI 53202

Telephone: 414-298-1000 Facsimile: 414-298-8097 reinhartlaw.com

June 21, 2016

James M. Bedore Direct Dial: 414-298-8196 jbedore@reinhartlaw.com

SENT VIA EDGAR

Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to SEC Staff Comment Letter dated June 14, 2016
The Female Health Company
Preliminary Proxy Statement on Schedule 14A
Filed May 18, 2016
File No. 001-13602

Dear Ms. Long:

On behalf of The Female Health Company (“FHC” or the “Company”), this letter responds to your letter dated June 14, 2016 (the “Comment Letter”), regarding the above referenced filing (as amended from time to time, the “Proxy Statement”), relating to the proposed transaction between the Company and Aspen Park Pharmaceuticals, Inc. (“Aspen Park”). A revised preliminary proxy statement (the “Revised Proxy Statement”) is being filed electronically on EDGAR today. For your convenience, FHC has also filed on EDGAR marked copies of the Revised Proxy Statement showing all changes made to the original preliminary proxy statement.

Set forth below are FHC’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (“the “Commission”) contained in the Comment Letter. For your convenience, the Staff’s comments have been reproduced below in bold-face font. Please note that all page numbers in the responses below are references to the page numbers of the Revised Proxy Statement, unless otherwise noted. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Proxy Statement.

Milwaukee • Madison • Waukesha • Rockford, IL

Chicago, IL • Phoenix, AZ • Denver, CO

Pamela A. Long, Assistant Director

June 21, 2016

General

Comment 1: Please provide us copies of the Board Books prepared by your financial advisor in connection with this merger.

Response: A copy of the Board Book prepared by Torreya in connection with its fairness opinion analysis is being furnished to the Staff under separate cover. This is the only Board Book prepared by Torreya in connection with the transaction.

Comment 2: We are unable to locate the financial statements and disclosure required by Item 13 of Schedule 14A. Please provide this information, or tell us how you concluded it is not required.

Response: FHC respectfully submits that the disclosure required by Item 13 of Schedule 14A was not included in the Proxy Statement because FHC concluded that it is not material to the exercise of prudent judgment in accordance with Instruction 1 of Item 13.

Disclosure is required under Item 13 of Schedule 14A only if action is to be taken on any matter specified in Item 11 or 12. In this case, FHC’s stockholders are being asked to consider a proposal to increase the authorized shares of common stock in order to issue shares to the Aspen Park stockholders in the APP Merger, which is covered by Item 11. This same action also involves an acquisition resulting in disclosure being required under Item 14 of Schedule 14A. Item 13 and Item 14(c)(1) contain overlapping requirements as to financial disclosure regarding FHC as the registrant/acquiring company in this case.

Both Item 13 and Item 14 contain instructions permitting the applicable financial information of the acquirer not to be included unless material to the stockholders of the acquirer in their voting decision.

Instruction 3 of Item 14 applies where the consideration consists of exempt securities (and/or cash, which is not applicable here) and only security holders of the acquirer are voting in connection with the proxy statement. This instruction recognizes that security holders of the acquirer are presumed to have access to information about their company. See Section 1140.3 of the Division of Corporation Finance’s Financial Reporting Manual. It allows the disclosure to focus on what is material to such security holders, which is financial information about the target company and pro forma financial information.

We respectfully submit that the same considerations should apply to the materiality standard in Item 13 of Schedule 14A in this case. FHC’s stockholders are presumed to have access to information about FHC and including additional financial disclosure in the Proxy Statement regarding FHC which is already publicly available on EDGAR will not assist in the exercise of prudent judgment in the matters to be considered by FHC’s stockholders. We also believe that including the Item 13 information will significantly increase the size and complexity of the Proxy Statement and obscure otherwise relevant information.

Pamela A. Long, Assistant Director

June 21, 2016

Comment 3: Please include the information required by Item 8 of Schedule 14A with regard to any officer or director who is anticipated to serve as an officer or director of Veru.

Response: The Revised Proxy Statement includes a new section with disclosure regarding compensation on page 79.

How will FHC’s stockholders be affected by the Reincorporation Merger and the issuance of shares of Veru Common Stock to Aspen Park’s stockholders in connection with the APP Merger?, page 3.

Comment 4: Please include a brief discussion of the change in the state of incorporation and any material changes to the rights of stockholders.

Response: Page 4 of the Revised Proxy Statement has been revised to include a brief discussion of the change in FHC’s state of incorporation and material changes to the rights of its stockholders as a result of the change in its state of incorporation.

Registration Rights Agreement, page 18

Comment 5: We note your disclosure of your plan to issue shares of Veru to Aspen Park stockholders pursuant to an exemption from registration under federal securities law. Please disclose the specific exemption and the qualifying characteristics of the Aspen shareholders.

Response: The issuance of the shares of Veru to the Aspen Park stockholders will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933 and Rule 506 thereunder. Aspen Park has a total of 18 stockholders, consisting of 17 stockholders who are accredited investors within the meaning of Rule 501(a) and one stockholder who is not an accredited investor but is a former executive officer of Aspen Park and a sophisticated investor. Concurrent with the execution of the Merger Agreement by Aspen Park, each Aspen Park stockholder executed and delivered a written consent approving the Merger Agreement and a representation letter. The representation letters included customary representations regarding the accredited investor status and financial sophistication of each Aspen Park stockholder. Legends will be placed on the shares of Veru common stock issued to the Aspen Park stockholders restricting transfer in accordance with Rule 502(d).

Pamela A. Long, Assistant Director

June 21, 2016

Required Vote, page 45

Comment 6: We note your disclosure on page 3 that several members of your Board are subject to “support agreements;” please disclose in this section the percentage of shares that are subject to a voting agreement and owned by officers and directors that intend to vote for the merger.

Response: The Revised Proxy Statement includes disclosure on pages 4, 15 and 104 regarding the total percentage of outstanding shares of FHC common stock that are subject to the support agreements.

Background of the Mergers, page 58

Comment 7: Please disclose more detail with regard to why the Company did not pursue transactions with Company A and Company B.

Response: The Revised Proxy Statement includes additional disclosure on page 59 as to why discussions with Company A and Company B regarding potential transactions were terminated.

Comment 8: We note that you hired a consultant who will be compensated with stock options for participating in the merger negotiations. Please disclose the identity of this consultant and the services provided to the Board.

Response: The Revised Proxy Statement on page 59 identifies this consultant and describes the services he provided to FHC.

Comment 9: We note that your financial advisor relied on the analysis of FHC and Aspen Park in its valuation of Aspen Park and its determination of fairness. Please include a discussion regarding who from FHC was involved in the valuation and the process they used to value a company with so many products in early stage of development. You state that FHC revised some of the projections offered by Aspen Park; please disclose this process and the reasons behind the revisions.

Response: Torreya relied on the financial forecasts of Aspen Park originally prepared by Aspen Park and reviewed and adjusted by FHC. The Revised Proxy Statement on page 66 includes disclosure regarding this process, the revisions to the Aspen Park financial forecast made by FHC and the reasons for such revisions, and the persons from FHC involved in this process.

Pamela A. Long, Assistant Director

June 21, 2016

Opinion of FHC’s Financial Advisor, page 68

Comment 10: Disclosure on page 75 indicates that the transaction fee payable to Torreya is based upon average sales prices for FHC Common Stock on the five trading days prior to the date of the closing of the Mergers. Please clarify, if true, that payment of this fee is contingent upon the closing, and that if the transactions were not to close, Torreya would only be entitled to the $250,000 that was payable upon delivery of its opinion.

Response: The Revised Proxy Statement on page 73 clarifies that Torreya’s 4% fee payable in cash and warrants is contingent on the closing of the APP Merger and if the APP Merger does not close, Torreya would only be entitled to the $250,000 fee that was payable upon delivery of its opinion.

Restrictions on Sales of Shares of Veru Common Stock Received in the Mergers, page 82

Comment 11: Please provide us with your analysis as to why this transaction does not involve an offer or sale of common stock to your current shareholders under Securities Act Rule 145, given that the transaction on which shareholders are voting includes both the change of domicile of Female Health as well as the acquisition of Aspen. Rule 145(a)(2) excepts statutory mergers from the definition of offer and sale only where the sole purpose of the transaction is to change the issuer’s domicile.

Response: FHC respectfully submits that the reincorporation merger is being proposed to FHC’s stockholders solely for the purpose of changing FHC’s domicile from Wisconsin to Delaware, and accordingly fits within the exception in Rule 145(a)(2). Under Wisconsin law, FHC’s stockholders are not required to approve the APP Merger itself or the Merger Agreement. To effect the change in FHC’s domicile, FHC’s stockholders are only required to approve a plan of merger for the Reincorporation Merger. Because FHC stockholders are not required to and are not being asked to approve the APP Merger, the description of Proposal No. 1 in the Revised Proxy Statement has been changed to refer only to the reincorporation merger and a plan of merger for the Reincorporation Merger, and to eliminate all references to approving the APP Merger or the Merger Agreement. These changes clarify that the Reincorporation Merger is separate from the approval of the other matters relating to the APP Merger, which is consistent with the fact that the Reincorporation Merger is being proposed for the sole purpose of changing FHC’s domicile.

Certain Aspen Park Projections, page 83

Comment 12: Please remove the last sentence on this page that disclaims responsibility for the information in this section. You may include explanatory language in this section but you may not disclaim your responsibility under the federal securities laws.

Pamela A. Long, Assistant Director

June 21, 2016

Response: The last sentence of the second paragraph under the section entitled “Certain Aspen Park Projections” on page 86 has been deleted in the Revised Proxy Statement.

Explanatory Note Regarding the Merger Agreement, page 86

Comment 13: We note your cautionary statements concerning the representations and warranties in the merger agreement. Please note that disclosure regarding an agreement’s representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws or that shareholders may not rely on this disclosure. In addition, please clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in or incorporated into your proxy.

Response: The Revised Proxy Statement has been revised to delete language that may imply that stockholders may not rely on the disclosure regarding the Merger Agreement and to state that FHC will provide additional disclosure to the extent it is or becomes aware of the existence of material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations, warranties or covenants contained in the Merger Agreement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 108

Comment 14: We read in paragraph two that the unaudited pro forma condensed combined statements of operations has been prepared assuming the Mergers closed on March 31, 2016. Please revise your statements and introductory paragraph to assume that the merger closed at the beginning of the fiscal year that ended on September 30, 2015.

Response: The unaudited pro forma condensed combined statements of operations and introductory paragraph have been revised to assume that the Mergers closed as of October 1, 2014.

Pamela A. Long, Assistant Director

June 21, 2016

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 111

Comment 15: We note that FHC has not begun the valuation process and will allocate the excess purchase price to identifiable tangible and intangible assets and the excess to goodwill once the valuation is complete. Please revise your disclosure to indicate when you expect to commence the valuation process.

Response: The Revised Proxy Statement includes disclosure on page 114 of when FHC expects to commence the valuation process for identifiable tangible and intangible assets.

Comment 16: We further note that you anticipate the majority of the fair value will be related to in process research and development. Please ensure you disclose the method which you will use to determine the fair value of the in process R&D.

Response: The Revised Proxy Statement includes disclosure on page 115 of the method that FHC intends to use to determine the value of in process research and development.

Contractual Obligations, page 130

Comment 17: Given the substantial change in contractual obligations since year end, please revise your filing to include a table of contractual obligations at the end of the most recent fiscal quarter presented in this filing.

Response: The Revised Proxy Statement changes the table of contractual obligations for Aspen Park on page 133 to be as of March 31, 2016 rather than September 30, 2015.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (414) 298-8196.

Yours very truly,

/s/ James M. Bedore

James M. Bedore

34278898v2

cc: O.B. Parrish

Pamela A. Long, Assistant Director

June 21, 2016

The undersigned hereby acknowledges on behalf of The Female Health Company that in connection with the Proxy Statement:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 21, 2016	THE FEMALE HEALTH COMPANY

	By	/s/ O.B. Parrish
O.B. Parrish
Chairman and Chief Executive Officer